UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

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                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING


(Check One):  X Form 10-K  _ Form 20-F  _ Form 11-K   _ Form 10-Q  _ Form N-SAR

              For Period Ended:                                SEC FILE NUMBER
              [x] Transition Report on Form 10-K                   33-76200
              [ ] Transition  Report on Form 20-F
              [ ] Transition  Report on Form  11-K
              [ ] Transition Report on Form 10-Q
              [ ]  Transition  Report on Form N-SAR
              For the Transition Period Ended:  September 30, 1996

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

         ERD Waste Corp.
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Full Name of Registrant

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Former Name if Applicable

        937 East Hazelwood Avenue
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Address of Principal Executive Office (Street and Number)

         Rahway, New Jersey 07065
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

     [x]     (a)   The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     [x]     (b)   The subject annual  report,  semi-annual  report,  transition report  on Form  10-K,  Form  20-F,  11-K or Form  N-SAR,  or
                   portion  thereof,  will be filed on or before  the  fifteenth calendar day following the prescribed due date; or the
                   subject  quarterly report of transition  report on Form 10-Q, or  portion  thereof  will be filed on or  before  the  fifth calendar day following the prescribed due date; and
     [ ]     (c)   The accountant's  statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Attachment I

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Kenneth Weiner                      (908)            381-9229
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         (Name)                           (Area Code)        (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).                                      [x] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     [x] Yes [ ] No

     See Attachment II

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                 ERD Waste Corp.
          ------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

    Date     1/28/97               By /s/ Joseph Wisneski
          -------------------        ------------------------------
                                     Joseph Wisneski, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                     ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                  Attachment I

         As a result of the change in the Company's fiscal year and the extraordinary loss incurred from discontinued operations, the Company is required to amend certain documents which will be required in order to properly present the Company's financial statements. In order to accomplish these amendments, the Company is required to obtain the assistance of outside third parties. The Company is unable to obtain this assistance in sufficient time to enable the Company to timely file its form 10KSB without incurring unreasonable expense. The Company's form 10KSB will be filed no later than February 10, 1997.

                                  Attachment II

         For the eight months ending September 30, 1996, the Company's operating results will reflect a $7,167,998 loss net of income taxes from discontinued operations. The following paragraphs summarize this transaction.

         On September 4, 1996, the Company received a complaint from the New York State Department of Environmental Conservation ("DEC") citing a number of alleged violations at the Company's Long Beach, New York incinerator ("Facility"). The DEC's complaint also indicated its intent to have the Facility closed. On November 7, 1996 the Company announced that it had reached an agreement with the New York State Attorney General acting on behalf of the DEC concerning the resolution of a complaint filed by the DEC on September 4, 1996 regarding the Company's operation of its incinerator in Long Beach, New York ("Facility"). The agreement reached on November 7, 1996 includes a voluntary discontinuance of incineration at the Facility. In addition, the agreement includes modification of the Facility's permit to allow it to continue to operate as a solid waste transfer station for the waste streams it has previously processed as a waste to energy incinerator. In return for the resolution of all legal issues, the Company agreed to voluntarily cease incineration activities by March 31, 1997.

         The plan to convert the facility to a solid waste transfer station will involve the modification of a significant portion of the existing structure. In addition, the Company estimates that significant legal and other consulting fees will be incurred in the management of the project. The estimated loss on the abandonment of the waste to energy facility includes the net book value of the facility, the estimated costs to modify the facility, the legal and other fees associated with the project, partially offset by the estimated salvage value of the Facility's equipment and projected operating profits through the termination date of March 31, 1997. The following table is a calculation of the estimated loss on abandonment.


Net book value of Facility                                 $  11,500,000

Costs to dismantle and professional fees                       2,000,000

Estimated salvage value of equipment                           (500,000)

Operating profits through termination date                     (500,000)
                                                             -----------
Loss on disposal                                            $ 12,500,000
                                                             ===========



         The following table sets forth, for the periods indicated, the revenues and results of operations of the Facility.



                        Eight months
                           ended                     Years Ended
                    -------------------    -----------------------------------
                       September 30,         January 31,       January 31,
                    -------------------    -----------------------------------
                            1996                1996               1995
                    -------------------    -----------------------------------

Revenues                  $  4,651,085         $ 10,205,133      $  5,847,707
Net income (loss)         $ (7,167,998)(a)     $  2,084,419      $    416,890



(a)  Includes estimated loss on disposal, net of tax benefit, of $7,500,000